FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          For the month of April 2008

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


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     On April 10, 2008, the registrant announces it to Increase Its Sales
Activity in Europe Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.


Date: April 10, 2008                        By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

          Tower Semiconductor to Increase Its Sales Activity in Europe


ADDS ETESIAN SEMICONDUCTOR TO ITS CHAIN OF LOCAL REPRESENTATIVES ADDRESSING THE $1.9B EUROPEAN FOUNDRY MARKET

MIGDAL HAEMEK, ISRAEL, APRIL 10, 2008 - TOWER SEMICONDUCTOR LTD. (NASDAQ: TSEM;
TASE: TSEM), AN INDEPENDENT SPECIALTY FOUNDRY, TODAY ANNOUNCED TEAMING UP WITH ETESIAN SEMICONDUCTOR TO PROVIDE LOCAL SUPPORT FOR TOWER'S GROWING CUSTOMER BASE IN EUROPE. ETESIAN JOINS SOLUTION IN SILICON IN THE UK AND SCANDINAVIA AND EQUIPIC IN THE NETHERLANDS TO FURTHER STRENGTHEN TOWER'S SUPPORT FOR EXISTING AND NEW EUROPEAN CUSTOMERS.

The new European representative office will be providing both logistic and technical support to Tower's existing customers as well as work to expand Tower's customer base in the region by winning new opportunities. According to a recent McClean report, the European Total Available Market (TAM) for pure-play foundry in 2007 was $1.9B, representing 9% of the world-wide foundry market. Tower currently serves more than 10 customers in Europe, among them several of the top 10 IDM and fabless companies of the region.


"ETesiAN's experienced team is pleased to join the worldwide network of local representative offices supporting Tower's customers. We are proud to be offering Tower's state-of-the-art technologies to the demanding European customers." said Elie Toledano, CEO of ETesiAN "We have identified an excellent match between Tower's specialty technology offering and the European market needs. Complemented by Tower's superior customer support, we foresee a prosperous future and business growth."


"Tower has been in production for European customers for more than a decade. The surge in demand for Tower's advanced processes, stemming from new and existing customers, motivated us to expand our sales channels in Europe by teaming up with an additional representative company." said Jonathan Gendler, Tower's Director of Europe Sales "Tower's renowned customer support is further strengthened to answer the needs of existing customers and handle the increased influx of new opportunities."


Tower recently launched its new Power Management platform in the 0.18-micron technology node. This new offering, as well as Tower's Mixed-Signal, RF-CMOS, CMOS image sensors and embedded NVM, serve well the demand for specialty and customized technologies of the European market.


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ABOUT TOWER SEMICONDUCTOR LTD.:

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

ABOUT ETESIAN:

Etesian Semiconductor is a rep company with a mission to serve as a one stop shop for the EMEA semiconductor industry by promoting and offering all services and products needed by the fabless and IDM companies for successful design and reliable manufacturing. ETesiAN's offering includes advanced foundry manufacturing services, turn key services, IPs, design tools, design services, test development and production, reliability, failure analysis, packaging and financial VCs support. ETesiAN's team is composed of sales executives coming from the foundry, VCs, Design and EDA background, with extensive networking to the semiconductor industry in Europe and Israel. Having its offices in Israel and France and partnerships in Germany and the UK, ETesiAN has direct and local access to the majority of the fabless, IDM and design service companies in the EMEA semiconductor market. ETesiAN's web site is located at http://www.etesiansemi.com.

Safe Harbor:

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

                                     # # #

CONTACTS:

TOWER CONTACT:
Tower Semiconductor USA
Michael Axelrod, 408-330-6871
pr@towersemi.com

ETESIAN CONTACT:
Elie Toledano
elie.toledano@etesiansemi.com